UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 3, 2004

OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

Commission file number 001-12696

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PLANTRONICS, INC. 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PLANTRONICS, INC.
345 Encinal Street
Santa Cruz, California 95060

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SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plantronics, Inc. 401(k) Plan

Date: September 24, 2004	By:	/s/ SIGNATURE
Richard R. Pickard
Vice President, Legal and General Counsel Plantronics, Inc. on behalf of the Plan Administrator of the Plantronics, Inc. 401(k) Plan

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PLANTRONICS, INC.
401(k) PLAN

Financial Statements and Supplemental Schedule
April 3, 2004 and March 29, 2003

*	Other schedules required by 29 CFR2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

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INDEPENDENT ACCOUNTANTS’ REPORT

To the Participants and
Plan Administrator of the
Plantronics, Inc.
401(k) Plan

We have audited the financial statements of the Plantronics, Inc 401(k) Plan (the Plan) as of April 3, 2004 and March 29, 2003, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of April 3, 2004 and March 29, 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
August 16, 2004

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PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	April 3,	March 29,
	2004	2003

Assets:
Investments, at fair value	$45,570,747	$25,487,430
Investments, at contract value	16,491,795	15,219,710
Participant loans	1,370,112	1,358,801

Net assets available for benefits	$63,432,654	$42,065,941

See notes to financial statements

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PLANTRONICS, INC.
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	April 3,	March 29,
	2004	2003

Additions to net assets attributed to:
Investment income (loss):
Dividends and interest	$636,234	$944,172
Net realized and unrealized appreciation
(depreciation) in fair value of investments	16,966,496	(8,377,619)

	17,602,730	(7,433,447)

Contributions:
Participants'	3,641,902	3,432,070
Employer's	2,594,463	2,445,194

	6,236,365	5,877,264

Total	23,839,095	(1,556,183)

Deductions from net assets attributed to
withdrawals and distributions	2,472,382	2,068,973

Total deductions	2,472,382	2,068,973

Net increase (decrease) in net assets	21,366,713	(3,625,156)

Net assets available for benefits:
Beginning of year	42,065,941	45,691,097

End of year	$63,432,654	$42,065,941

See notes to financial statements

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PLANTRONICS, INC.
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
APRIL 3, 2004 AND MARCH 29, 2003

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Plantronics, Inc. 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan that was established in 1968 by Plantronics, Inc. (the Company) to provide benefits to eligible employees, as defined in the Plan document. The Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code, as amended, and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

During the 2003 Plan year, the Plan document was amended to incorporate provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA).

Administration - The Company has appointed an Investment Committee (the Committee) to manage the operation and administration of the Plan. Effective January 1, 2003, the Company contracted with Massachusetts Mutual Life Insurance Company (MassMutual) to act as the custodian and to process and maintain the records of participant data and with Investors Bank and Trust Company (IBT) to act as the Plan trustee. Prior to that time, Connecticut General Life Insurance Company (CIGNA) was the third-party administrator, custodian and trustee. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Forfeited accounts - Forfeited nonvested accounts will be used to reduce future employer contributions or pay for administrative expenses under the Plan.

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Investments - At April 3, 2004 and March 29, 2003, investments of the Plan were held by MassMutual and invested based solely upon instructions received from participants.

The Plan’s investments in Company common stock, mutual funds and pooled separate accounts are valued at fair value as of the last day of the Plan year, as measured by quoted market prices or as reported by MassMutual. Participant loans are valued at cost, which approximates fair value.

The Plan’s SF Guaranteed Fund with MassMutual is fully-benefit responsive and, therefore, has been reported in the financial statements at contract value. The contract value of the Plan’s guaranteed investment contract approximates its fair value at April 3, 2004 and March 29, 2003.

The crediting interest rate on the SF Guaranteed Fund was 3% and 3.5% at April 3, 2004 and March 29, 2003, respectively. The average yield on the SF Guaranteed Fund was 3.3% and 3.1% for the years ended April 3, 2004 and March 29, 2003, respectively.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated November 4, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code and related state statutes, and that the trust, which forms a part of the Plan, is exempt from federal income and state franchise taxes.

Reclassifications - Certain reclassifications were made in the fiscal 2003 financial statements to conform to the fiscal 2004 presentation.

Plan year - The Plan year is the 52- or 53-week period ending on the Saturday closest to March 31 of each year. Accordingly, the Plan’s two most recent fiscal years ended April 3, 2004 and March 29, 2003.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan, including Company common stock. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

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NOTE 2 - RELATED PARTY TRANSACTIONS

Certain Plan investments are managed by MassMutual. Any purchases and sales of these investments are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA. In addition, the Plan holds shares of Company common stock, which also qualify as a party-in-interest investment. The Company common stock is trusteed by IBT.

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute their eligible pre-tax compensation up to the amount allowable under the Plan document and current income tax regulations . Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participant’s direction. Effective July 1, 2002, the Plan was amended in accordance with EGTRRA to allow eligible participants to make a catch-up contribution, up to the maximum allowed under current tax regulations.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company makes safe harbor matching contributions as defined in the Plan and as approved by the Board of Directors. In fiscal years 2004 and 2003, the Company matched $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant’s eligible compensation.

The Company also makes safe harbor nonelective contributions as defined in the Plan and as approved by the Board of Directors. In fiscal years 2004 and 2003, the Company made a contribution equal to 3% of the participant’s eligible compensation. In addition, the Plan also allows for employer matching contributions and employer discretionary contributions; however, no such contributions have been made for the years ended April 3, 2004 and March 29, 2003.

Vesting - Participants are immediately vested in their contributions, the safe harbor matching and nonelective contributions, and the employer matching contributions. Participants are fully vested in the employer’s discretionary contributions, if any, allocated to their account after two years of credited service.

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Participant accounts - Each participant’s account is credited with the participant’s contribution, Plan earnings or losses and an allocation of the Company’s contributions. Allocation of the Company’s contributions is based on eligible participant contributions or compensation, as defined in the Plan.

Payment of benefits - Upon termination, the participants or beneficiaries may elect to leave their account balance in the Plan, or receive their total vested benefits in a lump sum amount or in annual cash installments, as defined in the Plan. The Plan allows for the automatic lump sum distribution of participant vested account balances that do not exceed $5,000.

Loans to participants - The Plan allows participants to borrow up to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the participant’s vested balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period may be longer. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at April 3, 2004 carry interest rates ranging from 5% to 11.5%.

NOTE 4 - INVESTMENTS
The number of shares of Plantronics, Inc. common stock in the Plantronics Stock Fund (the Fund) was 250,587 as of April 3, 2004 and 358,496 as of March 29, 2003. The Fund is composed primarily of Plantronics, Inc. common stock purchased on the open market with a fair value of approximately $9,320,000 and $5,416,000 at April 3, 2004 and March 29, 2003, respectively. In addition, the Fund includes approximately $20 and $61,000 invested in non-interest bearing cash with IBT at April 3, 2004 and March 29, 2003, respectively. The Fund assigns units of participation to those participants with account balances in the Fund. The total number of units in the Fund was 382,438 and 549,254 at April 3, 2004 and March 29, 2003, respectively, and the net unit value was $24.37 and $9.97 at April 3, 2004 and March 29, 2003, respectively.

The following table presents the fair or contract values of investments and investment funds. The funds exceeding 5% or more of the Plan’s net assets are presented separately.

	April 3,	March 29,
	2004	2003

SF Guaranteed Fund	$16,491,795	$15,219,710
Fidelity Contrafund	3,336,400	2,213,754
Fidelity Equity Income II Fund	5,451,233	3,739,555
Fidelity Magellan Fund	8,307,809	6,621,155
Small Company Growth Fund	3,676,887	1,247,265
Plantronics, Inc. Common Stock	9,320,010	5,477,217
Other funds individually less than 5% of net assets	16,848,520	7,547,085

Assets held for investment purposes	$63,432,654	$42,065,741

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The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended
	April 3,	March 29,
	2004	2003

Company common stock	$8,457,377	$(1,767,106)
Mutual funds	532,248	(42,163)
Pooled separate accounts	7,976,871	(6,568,350)

	$16,966,496	$(8,377,619)

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its participants; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become fully vested in their accounts.

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PLANTRONICS, INC.			EIN: 77-0207692
401(k) PLAN			PLAN #002

SUPPLEMENTAL SCHEDULE

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
APRIL 3, 2004
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	Current
	lessor or similar party	collateral, par or maturity value	value

	Massachusetts Mutual Life Insurance Company:

*	Interest Bearing Cash		$89,405
*	SF Guaranteed Fund	Guaranteed Investment Contract	16,491,795
	Fidelity Contrafund	Pooled Separate Account	3,336,400
	Fidelity Equity Income II Fund	Pooled Separate Account	5,451,233
	Fidelity Magellan Fund	Pooled Separate Account	8,307,809
	Midcap Growth II Fund	Pooled Separate Account	664,505
	Indexed Equity Fund	Pooled Separate Account	2,168,168
	Small Company Growth Fund	Pooled Separate Account	3,676,887
	DLB Small Cap Value Fund	Pooled Separate Account	1,183,666
	Focused Value Fund	Pooled Separate Account	1,437,258
	Overseas Fund	Pooled Separate Account	500,641
	Growth Equity Fund	Pooled Separate Account	792,989
	American Century Ultra Fund	Pooled Separate Account	2,897,823
	Global Oppenheimer	Pooled Separate Account	3,111,505
	Fidelity Puritan Fund	Mutual Fund	1,853,243
	Phoenix-Duff & Phelps Real Estate Fund	Mutual Fund	779,205
*	Plantronics, Inc.	Common Stock	9,320,010
*	Participant loans	Interest rates ranging from 5% to 11.5%	1,370,112

		Total	$63,432,654
*	Party-in-interest

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EXHIBIT INDEX

Exhibit Number    Description

23.1	Consent of Mohler, Nixon & Williams Accountancy Corporation, Independent Accountants

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Exhibit 23.1

CONSENT OF MOHLER, NIXON & WILLIAMS ACCOUNTANCY CORPORATION, INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-19351) of Plantronics, Inc. of our report dated August 16, 2004, with respect to the financial statements and schedule of the Plantronics, Inc. 401(k) Plan included in this Annual Report on Form 11-K.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
September 24, 2004

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